                                 LAW OFFICES OF
                             KELLER ROHRBACK L.L.P.
--------------------------------------------------------------------------------
LAURIE B. ASHTON + P > C
IAN S. BIRK
STEPHEN R. BOATWRIGHT + > C
KAREN E. BOXX C
JOHN H. BRIGHT
GRETCHEN FREEMAN CAPPIO
JASON P. CHUKAS
T. DAVID COPLEY #
ALICIA M. CORBETT + > C
CLAIRE CORDON
SHANE P. CRAMER # C
ROB J. CRICHTON -
JULI FARRIS DESPER ! /
MAUREEN M. FALECKI !
RAYMOND J. FARROW
DANIEL S. FRIEDBERG < C
GLEN P. GARRISON S
LAURA R. GERBER
GARY A. GOTTO + > C
MARK A. GRIFFIN
AMY N.L. HANSON <
IRENE M. HECHT
SCOTT C. HENDERSON
MICHAEL F. JOHNSON
TOBIAS J. KAMMER
RON KILGARD + > C
BENJAMIN J. LANTZ
HEIDI LANTZ
CARI CAMPEN LAUFENBERG
ELIZABETH A. LELAND
TANA LIN ? ** /
DEREK W. LOESER
DAVID R. MAJOR
JOHN MELLEN ?
ROBERT S. OVER * /
AMY PHILLIPS
LORRAINE LEWIS PHILLIPS
ERIN M. RILEY <
PAUL M. ROSNER
DAVID J. RUSSELL
MARK D. SAMSON + > C
LYNN LINCOLN SARKO / <
FREDERICK W. SCHOEPFLIN
WILLIAM C. SMART
THOMAS A. STERKEN
BRITT L. TINGLUM <
LAURENCE R. WEATHERLY
MARGARET E. WETHERALD -
AMY WILLIAMS-DERRY
MICHAEL WOERNER
BENSON D. WONG

+    ADMITTED IN ARIZONA
#    ALSO ADMITTED IN ARIZONA
!    ALSO ADMITTED IN CALIFORNIA
P    ALSO ADMITTED IN COLORADO
S    ALSO ADMITTED IN IDAHO
?    ALSO ADMITTED IN ILLINOIS
*    ALSO ADMITTED IN MARYLAND
**   ALSO ADMITTED MICHIGAN
"    ALSO ADMITTED IN NEW YORK
-    ALSO ADMITTED IN OREGON
/    ALSO ADMITTED IN WASHINGTON, D.C.
<    ALSO ADMITTED IN WISCONSIN
>    NOT ADMITTED IN WASHINGTON
C    OF COUNSEL

                               September 13, 2006


Mr. Jonathan Gottlieb
Securities and Exchange Commission
Division of Corporate Finance, #7 Financial Services
100 F Street NE
Washington, DC  20549

         Re:   WSB Financial Group, Inc.

Dear Mr. Gottlieb:

         We have enclosed, as requested, four sets of copies of the S-1 registration statement filed August 31, 2006, with exhibits.

         Please feel free to contact me at (206) 224-7585 (direct) if you have any questions, and when you can we would appreciate an estimate of when to expect your and the accounting examiner's comments.

                                     Very truly yours,



                                     Thomas A. Sterken

TAS:sjm
Enclosures

cc w/o encs.:     David K. Johnson
                  Mark D. Freeman
                  Tom Haynes, D.A. Davidson & Co.
                  C. J. Voss, Esq.

      REPLY TO: 1201 THIRD AVENUE SUITE 3200 SEATTLE, WASHINGTON 98101-3052
                 TELEPHONE: (206) 623-1900 FAX: (206) 623-3384

                             WWW.KELLERROHRBACK.COM

    AFFILIATED OFFICE: KELLER ROHRBACK PLC 3101 N. CENTRAL AVENUE, SUITE 900
            PHOENIX, ARIZONA 85012 (602) 248-0088 FAX (602) 248-2822

                                 LAW OFFICES OF
                             KELLER ROHRBACK L.L.P.
--------------------------------------------------------------------------------
LAURIE B. ASHTON + P > C
IAN S. BIRK
STEPHEN R. BOATWRIGHT + > C
KAREN E. BOXX C
JOHN H. BRIGHT
GRETCHEN FREEMAN CAPPIO
JASON P. CHUKAS
T. DAVID COPLEY #
ALICIA M. CORBETT + > C
CLAIRE CORDON
SHANE P. CRAMER # C
ROB J. CRICHTON -
JULI FARRIS DESPER ! /
MAUREEN M. FALECKI !
RAYMOND J. FARROW
DANIEL S. FRIEDBERG < C
GLEN P. GARRISON S
LAURA R. GERBER
GARY A. GOTTO + > C
MARK A. GRIFFIN
AMY N.L. HANSON <
IRENE M. HECHT
SCOTT C. HENDERSON
MICHAEL F. JOHNSON
TOBIAS J. KAMMER
RON KILGARD + > C
BENJAMIN J. LANTZ
HEIDI LANTZ
CARI CAMPEN LAUFENBERG
ELIZABETH A. LELAND
TANA LIN ? ** /
DEREK W. LOESER
DAVID R. MAJOR
JOHN MELLEN ?
ROBERT S. OVER * /
AMY PHILLIPS
LORRAINE LEWIS PHILLIPS
ERIN M. RILEY <
PAUL M. ROSNER
DAVID J. RUSSELL
MARK D. SAMSON + > C
LYNN LINCOLN SARKO / <
FREDERICK W. SCHOEPFLIN
WILLIAM C. SMART
THOMAS A. STERKEN
BRITT L. TINGLUM <
LAURENCE R. WEATHERLY
MARGARET E. WETHERALD -
AMY WILLIAMS-DERRY
MICHAEL WOERNER
BENSON D. WONG

+    ADMITTED IN ARIZONA
#    ALSO ADMITTED IN ARIZONA
!    ALSO ADMITTED IN CALIFORNIA
P    ALSO ADMITTED IN COLORADO
S    ALSO ADMITTED IN IDAHO
?    ALSO ADMITTED IN ILLINOIS
*    ALSO ADMITTED IN MARYLAND
**   ALSO ADMITTED MICHIGAN
"    ALSO ADMITTED IN NEW YORK
-    ALSO ADMITTED IN OREGON
/    ALSO ADMITTED IN WASHINGTON, D.C.
<    ALSO ADMITTED IN WISCONSIN
>    NOT ADMITTED IN WASHINGTON
C    OF COUNSEL

                                November 13, 2006
VIA FACSIMILE

Mr. Jonathan E. Gottlieb
U.S. Securities and Exchange Commission
Division of Corporate Finance, #7 Financial Services
Mail Stop 0408
100 F Street NE
Washington, DC  20549

         Re:   WSB Financial Group, Inc.; File No. 333-137038

Dear Mr. Gottlieb:

         Thanks for getting the latest comment letter dated November 9 to us late last Thursday before the holiday.

         As we mentioned in the voice message left with you earlier today, the counsel for the underwriter, C.J. Voss and I would like to arrange a conference call with you to discuss our desired timing and some of the latest comments, tomorrow afternoon at 1:00 p.m. your time. We should not need more than 20 minutes or so of your time. The principal comments we would like to discuss with you, are comments 2, 3 and 6 concerning the directed shares program, the first two bullet points in comment 4, the revenue information requested in comment 10, and comments 14 and 16. We want to be sure that we fully understand and address each of your comments. Our objective is to resolve all comments by the end of this week, so that we are in a position to print the preliminary prospectuses by early next week.

         Thank you for your cooperation.

                                    Very truly yours,


TAS:sjm                             Thomas A. Sterken
cc:      David K. Johnson
         C. J. Voss, Esq.

      REPLY TO: 1201 THIRD AVENUE SUITE 3200 SEATTLE, WASHINGTON 98101-3052
                 TELEPHONE: (206) 623-1900 FAX: (206) 623-3384

                             WWW.KELLERROHRBACK.COM

    AFFILIATED OFFICE: KELLER ROHRBACK PLC 3101 N. CENTRAL AVENUE, SUITE 900
            PHOENIX, ARIZONA 85012 (602) 248-0088 FAX (602) 248-2822

                                 LAW OFFICES OF
                             KELLER ROHRBACK L.L.P.
--------------------------------------------------------------------------------
LAURIE B. ASHTON + P > C
IAN S. BIRK
STEPHEN R. BOATWRIGHT + > C
KAREN E. BOXX C
JOHN H. BRIGHT
GRETCHEN FREEMAN CAPPIO
JASON P. CHUKAS
T. DAVID COPLEY #
ALICIA M. CORBETT + > C
CLAIRE CORDON
SHANE P. CRAMER # C
ROB J. CRICHTON -
JULI FARRIS DESPER ! /
MAUREEN M. FALECKI !
RAYMOND J. FARROW
DANIEL S. FRIEDBERG < C
GLEN P. GARRISON S
LAURA R. GERBER
GARY A. GOTTO + > C
MARK A. GRIFFIN
AMY N.L. HANSON <
IRENE M. HECHT
SCOTT C. HENDERSON
MICHAEL F. JOHNSON
TOBIAS J. KAMMER
RON KILGARD + > C
BENJAMIN J. LANTZ
HEIDI LANTZ
CARI CAMPEN LAUFENBERG
ELIZABETH A. LELAND
TANA LIN ? ** /
DEREK W. LOESER
DAVID R. MAJOR
JOHN MELLEN ?
ROBERT S. OVER * /
AMY PHILLIPS
LORRAINE LEWIS PHILLIPS
ERIN M. RILEY <
PAUL M. ROSNER
DAVID J. RUSSELL
MARK D. SAMSON + > C
LYNN LINCOLN SARKO / <
FREDERICK W. SCHOEPFLIN
WILLIAM C. SMART
THOMAS A. STERKEN
BRITT L. TINGLUM <
LAURENCE R. WEATHERLY
MARGARET E. WETHERALD -
AMY WILLIAMS-DERRY
MICHAEL WOERNER
BENSON D. WONG

+    ADMITTED IN ARIZONA
#    ALSO ADMITTED IN ARIZONA
!    ALSO ADMITTED IN CALIFORNIA
P    ALSO ADMITTED IN COLORADO
S    ALSO ADMITTED IN IDAHO
?    ALSO ADMITTED IN ILLINOIS
*    ALSO ADMITTED IN MARYLAND
**   ALSO ADMITTED MICHIGAN
"    ALSO ADMITTED IN NEW YORK
-    ALSO ADMITTED IN OREGON
/    ALSO ADMITTED IN WASHINGTON, D.C.
<    ALSO ADMITTED IN WISCONSIN
>    NOT ADMITTED IN WASHINGTON
C    OF COUNSEL

                                November 15, 2006
VIA FACSIMILE

Mr. Jonathan E. Gottlieb
U.S. Securities and Exchange Commission
Division of Corporate Finance, #7 Financial Services
Mail Stop 0408
100 F Street NE
Washington, DC  20549

         Re:    WSB Financial Group, Inc.; File No. 333-137038

Dear Mr. Gottlieb:

         Thanks for taking the time to speak with us yesterday about our response to your November 9 comment letter.

         As we discussed, I will follow up with a call to you on Friday morning at 9:00 a.m. your time. If that time does not work for you, please let me know what time you prefer that I call.

         We appreciate your time and cooperation.

                                       Very truly yours,


TAS:sjm                                Thomas A. Sterken
cc:      David K. Johnson
         C. J. Voss, Esq.

      REPLY TO: 1201 THIRD AVENUE SUITE 3200 SEATTLE, WASHINGTON 98101-3052
                 TELEPHONE: (206) 623-1900 FAX: (206) 623-3384

                             WWW.KELLERROHRBACK.COM

    AFFILIATED OFFICE: KELLER ROHRBACK PLC 3101 N. CENTRAL AVENUE, SUITE 900
            PHOENIX, ARIZONA 85012 (602) 248-0088 FAX (602) 248-2822

                                 LAW OFFICES OF
                             KELLER ROHRBACK L.L.P.
--------------------------------------------------------------------------------
                          1201 THIRD AVENUE, SUITE 3200
                             SEATTLE, WA 98101-3052
                            TELEPHONE: (206) 623-1900
                               FAX: (206) 623-3384


                                 FAX COVER SHEET

                                November 17, 2006

TO:                                 COMPANY:                              TELEPHONE NO.:             FAX NO.:
--------------------------------------------------------------------------------------------------------------------------------

Mr. Jonathan E. Gottlieb            U.S. Securities and Exchange          (202) 551-3416             (202) 772-9208
                                    Commission, Mail Stop 0408
--------------------------------------------------------------------------------------------------------------------------------

FROM:         Thomas A. Sterken                                                NUMBER OF PAGES:   14 (including this page)

REGARDING:    WSB Financial Group Inc.                                         CLIENT/MATTER NO.: 23842-8
--------------------------------------------------------------------------------------------------------------------------------

COMMENTS:

         Jonathan, attached are copies of the Inc. magazine article and additional copies of the supplemental materials you requested.

         With respect to comments 2, 3 and 6 concerning the directed shares program, and the two bullet points in comment 4 about the company's business, we would also like to refer you to the recent Tidelands Bancshares and Southern National Bancorp of Virginia filings. Both companies' registration statements included directed share programs, with footnote disclosure outlining reduced commissions versus what is in the table, and involved small banks with high concentrations in real estate loans operating in limited geographic areas. Tidelands is a $300 million bank with 88.9% of its loan in real estate mortgage or construction loans that operates in two counties in South Carolina. Southern National Bancorp of Virginia operates two branches and three LPOs in two counties in Virginia, has 88% of its loans in real estate, and describes its business as "offer[ing] a wide range of commercial banking services. Our lending focus . . .".

         Thank you for your time and consideration.

                                   Very truly yours,


                                   Tom Sterken


CONFIDENTIALITY NOTE: The documents accompanying this facsimile transmission contain information belonging to Keller Rohrback L.L.P. which is confidential and/or legally privileged. The information is intended only for the use of the individual or entity named above. If you are not the intended recipient, you are hereby notified that any disclosure, copying, distribution or the taking of any action in reliance on the contents of this telecopied information is strictly prohibited. If you have received this facsimile in error, please immediately notify us by telephone to arrange for return of the original documents to us. Thank you.

                                                                                     LOAN MIX DETAIL 1
                                                                                     (% OF TOTAL LOANS)
                                                             -----------------------------------------------------------------------
                                                                                                                       AG &
COMPANY NAME                     TICKER   CITY         STATE C & I COMMERCIAL RE CONSTRUCTION RESIDENTIAL RE CONSUMER OTHER TOTAL RE
------------                     ------   ----         ----- ----- ------------- ------------ -------------- -------- ----- --------

AmericanWest Bancorporation      AWBC     Spokane      WA     17.5          46.0         13.4            6.7      1.6  15.0     66.0
Banner Corporation               BANR     Walla Walla  WA     16.5          26.2         33.9           16.3      1.7   5.8     76.5
Cascade Bancorp                  CACB     Bend         OR     23.5          34.9         29.5            5.7      3.4   3.0     70.2
Cascade Financial Corporation    CASB     Everett      WA     16.3          41.4         26.6           12.4      0.7   2.6     80.4
City Bank                        CTBK     Lynnwood     WA      4.8          29.1         62.5            3.4      0.2   0.0     95.0
Columbia Bancorp                 CBBO     The Dalles   OR     15.4          30.3         26.1            7.1      2.6  18.8     63.5
Columbia Banking System, Inc.    COLB     Tacoma       WA     29.2          43.7          6.9            8.2      5.0   6.4     58.8
Cowlitz Bancorporation           CWLZ     Longview     WA     28.7          39.5         19.9           10.4      0.9   0.1     69.8
Frontier Financial Corporation   FTBK     Everett      WA      8.6          37.3         43.4            7.6      1.5   2.3     88.3
Glacier Bancorp, Inc.            GBCI     Kalispell    MT     13.4          24.5         24.4           30.2      5.5   2.1     79.1
Heritage Financial Corporation   HFWA     Olympia      WA     13.0          50.0         14.1           12.9      1.0   9.0     77.0
Horizon Financial Corp.          HRZB     Bellingham   WA     14.1          37.9         33.2           12.9      0.5   1.4     84.0
Pacific Continental Corporation  PCBK     Eugene       OR     19.6          49.9         20.2            7.0      2.1   1.3     77.0
PremierWest Bancorp              PRWT     Medford      OR     20.3          40.0         28.2            5.3      2.9   3.4     73.5
Sterling Financial Corporation   STSA     Spokane      WA     16.4          28.2         26.1           22.2      5.0   2.3     76.5
Umpqua Holdings Corporation      UMPQ     Portland     OR     16.4          51.9         20.8            7.1      0.9   2.7     79.9
United Financial Corp.           UBMT     Great Falls  MT     19.3          15.2         23.0           21.2      7.1  13.4     59.4
Washington Banking Company       WBCO     Oak Harbor   WA      8.4          34.3         20.9           16.0     18.1   2.4     71.1
West Coast Bancorp               WCBO     Lake Oswego  OR     18.7          40.2         16.3           14.5      1.5   8.9     71.0

                                                              ----          ----         ----           ----      ---   ---     ----
                                 AVERAGE                      16.8          36.9         25.7           12.0      3.3   5.3     74.6
                                 MEDIAN                       16.4          37.9         24.4           10.4      1.7   2.7     76.5
                                                              ----          ----         ----           ----      ---   ---     ----

WSB Financial Group                       Bremerton    WA      5.3          21.2         53.9           18.5      1.0   0.0     93.6

-------------
1 Data is as of 6/30/2006 for publicly traded peers and 9/30/06 for WSB Financial Group

                                                                                 Total        Total
                                       Institution       Date                   Assets       Assets               Total
Company Name                               Key        Established    State      ($000)       ($000)      CAGR     Growth
                                                                                2001Y       6/30/2006
WESTSOUND BANK                             1991072    03/17/1999        WA       32,458      301,107     64.1%    827.7%

North County Bank                          4050689    04/01/1999        WA       32,867      170,059     44.1%    417.4%
Umpqua Bank                                1005874    10/19/1953        OR    1,436,493    7,159,630     42.9%    398.4%
Columbia Community Bank                    4050717    04/12/1999        OR       49,365      222,116     39.7%    349.9%
Bank of the Cascades                       1004374    02/01/1977        OR      487,961    2,146,115     39.0%    339.8%
Syringa Bank                               1030050    02/24/1997        ID       45,750      178,434     35.3%    290.0%
Panhandle State Bank                       1007266    05/18/1981        ID      236,827      781,489     30.4%    230.0%
Town Center Bank                           1136031    07/21/1997        OR       37,984      125,234     30.4%    229.7%
Pierce Commercial Bank                     1974008    12/08/1997        WA       67,232      213,038     29.2%    216.9%
Bank of Clark County                       1991059    02/16/1999        WA       92,927      289,872     28.8%    211.9%
Summit Bank                                1005665    01/01/1914        WA       18,956       57,874     28.2%    205.3%
Shoreline Bank                             4051720    09/15/1999        WA       29,933       90,197     27.8%    201.3%
Prime Pacific Bank NA                      1024635    05/22/1995        WA       34,986       98,479     25.9%    181.5%
Pacific Continental Bank                   1012493    08/15/1972        OR      309,346      832,844     24.6%    169.2%
ShoreBank Pacific                          1023940    05/07/1993        WA       42,242      113,026     24.4%    167.6%
Home Valley Bank                           1004419    08/15/1980        OR       68,530      182,820     24.4%    166.8%
Sterling Savings Bank                      4103615    01/01/1981        WA    3,038,538    8,041,997     24.1%    164.7%
Viking Community Bank                      1023665    07/01/1992        WA      150,918      396,534     23.9%    162.7%
Coastal Community Bank                     1032536    04/01/1997        WA       59,894      153,405     23.2%    156.1%
Community First Bank                       1014397    12/05/1980        OR       65,716      167,365     23.1%    154.7%
Venture Bank                               1009576    05/24/1979        WA      364,581      915,778     22.7%    151.2%
Mountain West Bank                         4050900    10/05/1993        ID      343,757      862,345     22.7%    150.9%
NCW Community Bank                         4051727    11/01/1999        WA       33,211       82,375     22.4%    148.0%
Citizens Community Bank                    1032559    06/18/1997        ID       67,537      163,793     21.8%    142.5%
Bank of Eastern Oregon                     1004342    03/03/1945        OR       76,448      182,921     21.4%    139.3%
D. L. Evans Bank                           1010689    08/29/1904        ID      264,104      611,761     20.5%    131.6%
Westside Community Bank                    1024559    03/29/1995        WA       49,199      110,959     19.8%    125.5%
Bank of Washington                         1025158    07/29/1996        WA       67,346      146,877     18.9%    118.1%
Idaho Banking Company                      1026247    10/07/1996        ID      100,442      216,406     18.6%    115.5%
F & M Bank                                 1010111    11/28/1906        WA      238,679      514,202     18.6%    115.4%
Bank of the Pacific                        1007881    12/26/1979        WA      243,617      517,270     18.2%    112.3%
Bank of Salem                              1023204    02/19/1991        OR       90,323      191,591     18.2%    112.1%
MBank                                      1024932    12/01/1995        OR      124,620      264,148     18.2%    112.0%
AmericanWest Bank                          1004644    04/01/1977        WA      659,310    1,375,704     17.8%    108.7%
Bank of Whitman                            1005651    09/29/1977        WA      227,209      472,755     17.7%    108.1%
Albina Community Bank                      1024754    12/19/1995        OR       59,523      122,124     17.3%    105.2%

Idaho Independent Bank                     1024051    10/11/1993        ID      276,973      559,436     16.9%    102.0%
PremierWest Bank                           1022778    06/18/1990        OR      487,061      983,709     16.9%    102.0%
Columbia River Bank                        1011873    06/06/1977        OR      482,747      953,769     16.3%     97.6%
Charter Bank                               1981019    01/26/1998        WA      137,929      266,810     15.8%     93.4%
People's Bank of Commerce                  1981011    03/02/1998        OR       45,068       85,009     15.1%     88.6%
South Valley Bank & Trust                  1015144    01/12/1977        OR      280,406      524,070     14.9%     86.9%
State National Bank of Garfield            1009910    01/01/1902        WA       40,409       74,607     14.6%     84.6%
Peoples Bank                               1009617    01/07/1921        WA      417,919      771,588     14.6%     84.6%
EvergreenBank                               100714    10/01/1971        WA      156,365      286,047     14.4%     82.9%
Oregon Pacific Banking Company             1006055    12/17/1979        OR       86,587      155,228     13.9%     79.3%
LibertyBank                                4087975    01/01/1978        OR      449,221      804,119     13.8%     79.0%
Whidbey Island Bank                        1004951    07/03/1961        WA      436,899      766,466     13.3%     75.4%
Mt. Rainier National Bank                  1022788    07/02/1990        WA      125,820      216,872     12.9%     72.4%
Cashmere Valley Bank                       1011031    09/24/1932        WA      439,174      747,758     12.6%     70.3%
Cascade Bank                               4073148    01/01/1916        WA      761,941    1,294,017     12.5%     69.8%
Frontier Bank                              1005951    09/11/1978        WA    1,791,322    3,022,363     12.3%     68.7%
Bank of Astoria                            1005809    12/23/1968        OR      128,414      214,408     12.1%     67.0%
Washington Trust Bank                      1004900    11/03/1902        WA    1,898,389    3,168,437     12.1%     66.9%
Community Bank                             1013602    06/01/1955        OR      191,428      316,789     11.8%     65.5%
Banner Bank                                1008404    1/1/1890          WA    2,081,147    3,391,106     11.5%     62.9%
CityBank                                   1009626    04/15/1974        WA      590,895      944,028     11.0%     59.8%
West Coast Bank                            1011258    01/01/1925        OR    1,434,315    2,291,104     11.0%     59.7%
Horizon Bank                               1010277    05/01/1978        WA      745,838    1,190,766     11.0%     59.7%
Fife Commercial Bank                       1983022    07/15/1998        WA       52,168       81,802     10.5%     56.8%
Bank of Idaho                              1007805    09/25/1985        ID      136,609      212,822     10.4%     55.8%
Columbia State Bank                        1024010    08/16/1993        WA    1,489,381    2,319,054     10.3%     55.7%
Kitsap Bank                                1011148    08/08/1908        WA      451,972      685,204      9.7%     51.6%
Commerce Bank of Washington, NA            1020935    07/01/1988        WA      529,396      790,391      9.3%     49.3%
Bank of Commerce                           1008080    08/01/1959        ID      432,071      637,845      9.0%     47.6%
Security State Bank                        1005520    12/26/1903        WA      234,676      344,333      8.9%     46.7%
American Marine Bank                       1012462    09/17/1948        WA      250,010      366,590      8.9%     46.6%
Central Valley Bank, NA                    1004624    11/01/1962        WA       81,290      118,802      8.8%     46.1%
Valley Bank                                1010101    10/01/1973        WA      140,282      202,586      8.5%     44.4%
Yakima National Bank, NA                   1136022    08/04/1997        WA       36,324       51,851      8.2%     42.7%
Siuslaw Bank                               1014470    01/17/1964        OR      204,274      291,339      8.2%     42.6%
Wheatland Bank                             1005720    09/04/1979        WA      111,795      156,704      7.8%     40.2%
Bank of Fairfield                          1005373    01/01/1908        WA       90,925      125,089      7.3%     37.6%
Washington First International Bank        1022767    05/15/1990        WA      385,011      526,404      7.2%     36.7%
Inland Northwest Bank                      1022493    10/02/1989        WA      192,850      263,028      7.1%     36.4%
First Independent Bank                     1002476    02/21/1910        WA      643,678      865,923      6.8%     34.5%

First Heritage Bank                        1004412    01/08/1982        WA      102,305      137,572      6.8%     34.5%
Heritage Bank                              1014878    01/01/1927        WA      528,082      709,405      6.8%     34.3%
Skagit State Bank                          1006885    06/16/1958        WA      402,021      510,956      5.5%     27.1%
Twin River National Bank                   1009308    11/15/1979        WA       44,187       55,567      5.2%     25.8%
Farmers National Bank of Buhl              1007873    05/11/1917        ID      262,720      329,692      5.2%     25.5%
Lamont Bank of St. John                    1010393    01/01/1908        WA       19,671       24,271      4.8%     23.4%
Mid State Bank                             1015482    10/30/1978        WA       36,904       45,492      4.8%     23.3%
Islanders Bank                             1009524    07/07/1981        WA      129,609      157,921      4.5%     21.8%
Farmers State Bank                         1012509    01/01/1916        WA       13,243       15,987      4.3%     20.7%
Citizens Bank                              1005352    10/05/1957        OR      278,507      334,879      4.2%     20.2%
Ireland Bank                               1009312    1/1/1892          ID      146,955      173,302      3.7%     17.9%
Farmington State Bank                      1009883    05/10/1929        WA        6,070        7,028      3.3%     15.8%
Cowlitz Bank                               1010725    05/01/1978        WA      369,471      423,137      3.1%     14.5%
North Cascades National Bank               1005610    12/01/1986        WA      204,942      221,024      1.7%      7.8%
Clackamas County Bank                      1011840    01/31/1911        OR      149,055      160,029      1.6%      7.4%
Baker-Boyer National Bank                  1005023    11/10/1869        WA      398,932      372,274     -1.5%     -6.7%
Community First Bank                       1974046    12/30/1997        WA       76,505       70,046     -1.9%     -8.4%
Sound Banking Company                      1023004    11/01/1990        WA       60,078       54,813     -2.0%     -8.8%
Pioneer Trust Bank, NA                     1014510    01/01/1924        OR      249,445      223,882     -2.4%    -10.2%

                                                                                -------      -------     -----     -----
                                                         AVERAGE                334,490      669,139     14.9%     98.4%
                                                          MEDIAN                150,918      266,810     13.1%     73.9%
                                                                                -------      -------     -----     -----

WSB GROWTH SUMMARY

                                                                            2001 TO 9/30/06   2003 TO 2005
                  2001     2002     2003      2004      2005    9/30/2006        CAGR             CAGR
                 ------   ------   ------   -------   -------   ---------   ---------------   ------------
Assets           32,453   52,760   75,999   137,381   249,943    338,080         63.8%            81.3%
   % growth                 62.6%    44.0%     80.8%     81.9%      35.3%

Loans            25,254   39,764   58,209   117,588   207,117    306,056         69.1%            88.6%
   % growth                 57.5%    46.4%    102.0%     76.1%      47.8%

Deposits         28,112   48,017   68,003   123,593   224,167    308,066         65.5%            81.6%
   % growth                 70.8%    41.6%     81.7%     81.4%      37.4%

LTM Net Income       15      286      631     1,340     2,412      3,537           NM             95.5%
   % growth                   NM    120.6%    112.4%     80.0%      46.6%

                             COMPANY ACKNOWLEDGEMENT

     The registrant, WSB Financial Group, Inc. ("Company"), hereby acknowledges to the U.S. Securities and Exchange Commission ("Commission"), with respect to the Company's Registration Statement on Form S-1, File No. 333-137038, filed August 31, 2006, and amendments thereto, as follows:

     1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

     2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     DATED this 14th day of November, 2006.

                                        WSB FINANCIAL GROUP, INC.


                                        By: /s/ David K. Johnson
                                            ------------------------------------
                                            David K. Johnson
                                            President and Chief Executive
                                            Officer

                                 LAW OFFICES OF
                             KELLER ROHRBACK L.L.P.
--------------------------------------------------------------------------------
LAURIE B. ASHTON + P > C
IAN S. BIRK
STEPHEN R. BOATWRIGHT + > C
KAREN E. BOXX C
JOHN H. BRIGHT
GRETCHEN FREEMAN CAPPIO
JASON P. CHUKAS
T. DAVID COPLEY #
ALICIA M. CORBETT + > C
CLAIRE CORDON
SHANE P. CRAMER # C
ROB J. CRICHTON -
CHLOETHIEL W. DEWEESE
MAUREEN M. FALECKI !
JULI FARRIS ! /
RAYMOND J. FARROW
DANIEL S. FRIEDBERG < C
GLEN P. GARRISON S
LAURA R. GERBER
GARY A. GOTTO + > C
MARK A. GRIFFIN
AMY N.L. HANSON <
IRENE M. HECHT
SCOTT C. HENDERSON
TOBIAS J. KAMMER
RON KILGARD + > C
BENJAMIN J. LANTZ
HEIDI LANTZ
CARI CAMPEN LAUFENBERG
ELIZABETH A. LELAND
TANA LIN ? ** /
DEREK W. LOESER
DAVID R. MAJOR
JOHN MELLEN ?
ROBERT S. OVER * /
AMY PHILLIPS
LORRAINE LEWIS PHILLIPS
ERIN M. RILEY <
PAUL M. ROSNER
DAVID J. RUSSELL
MARK D. SAMSON + > C
LYNN LINCOLN SARKO / <
FREDERICK W. SCHOEPFLIN
WILLIAM C. SMART
THOMAS A. STERKEN
BRITT L. TINGLUM <
LAURENCE R. WEATHERLY
MARGARET E. WETHERALD -
AMY WILLIAMS-DERRY
MICHAEL WOERNER
BENSON D. WONG

+    ADMITTED IN ARIZONA
#    ALSO ADMITTED IN ARIZONA
!    ALSO ADMITTED IN CALIFORNIA
P    ALSO ADMITTED IN COLORADO
S    ALSO ADMITTED IN IDAHO
?    ALSO ADMITTED IN ILLINOIS
*    ALSO ADMITTED IN MARYLAND
**   ALSO ADMITTED MICHIGAN
"    ALSO ADMITTED IN NEW YORK
-    ALSO ADMITTED IN OREGON
/    ALSO ADMITTED IN WASHINGTON, D.C.
<    ALSO ADMITTED IN WISCONSIN
>    NOT ADMITTED IN WASHINGTON
C    OF COUNSEL

                                November 22, 2006


Mr. Todd K. Schiffman
U.S. Securities and Exchange Commission
Division of Corporate Finance, #7 Financial Services
100 F Street NE
Washington, DC 20549

         Re:  WSB Financial Group, Inc. (the "Company")
              Amendment No. 3 to Registration Statement on Form S-1 File No. 333-137038

Dear Mr. Schiffman:

         We have received your letter, dated November 22, 2006, with respect to the above-referenced filing. We would like to discuss with you the following comments raised in the letter:

         o Comment 2, first bullet point -- We would like to discuss the information that we provided to you in response to comment 4 (first bullet point) of your letter to the Company, dated November 9, 2006. Specifically, we are concerned that the staff is requesting that the Company describe itself in a manner that does not accurately reflect the Company's business and that inappropriately distinguishes the Company's services offerings from those of a number of similarly situated, publicly-traded peer banks.

         o Comment 2, second bullet point -- We would like to understand why the staff believes it is relevant to add the disclosure proposed in the second bullet point, given that the Company expressly states that its status as the "fastest growing bank in the Pacific Northwest" is based on "percentage annual growth rates of assets." We note in this

      REPLY TO: 1201 THIRD AVENUE SUITE 3200 SEATTLE, WASHINGTON 98101-3052
                 TELEPHONE: (206) 623-1900 FAX: (206) 623-3384

                             WWW.KELLERROHRBACK.COM

    AFFILIATED OFFICE: KELLER ROHRBACK PLC 3101 N. CENTRAL AVENUE, SUITE 1400
            PHOENIX, ARIZONA 85012 (602) 248-0088 FAX (602) 248-2822

Mr. Todd K. Schiffman                                     KELLER ROHRBACK L.L.P.
November 22, 2006
Page 2

              regard that, in its November 9 letter, the staff specifically requested in comment 4 (fourth bullet point) that the Company "clarify" its "fastest growing bank" statement by disclosing that "it is based on the percentage of growth not real dollar growth." The Company does not state or suggest anywhere in the registration statement that it is a large financial institution or that its share of the relevant market, measured by any absolute measure, is significant. Measuring growth by dollars rather than percentage, would simply focus on the largest institutions and we respectfully submit, is not germane.

         o Comment 3, first bullet point and Comment 6 -- We would like to understand why the staff believes it is relevant or material to add the disclosure proposed in these comments.

         o Comment 8 -- Counsel to the underwriters has asked for further clarification on this comment, including references to recent filings in connection with underwritten initial public offerings in which the requested disclosure was made. We understand from counsel to the underwriters that the disclosure provided in the underwriting section is identical to the disclosure contained in past public offerings underwritten by D.A. Davidson & Co., and that counsel has been unable to identify any precedents from recently filed registration statements for initial public offerings that contain the requested disclosure.

         In addition to discussing the foregoing issues, the Company and the underwriters have requested that we express our grave concern about the review and comment process for this filing. The staff has raised many new comments after the Company has filed each of the first three amendments to the original filing. In this most recent letter, for example, comments 3 (first and third bullet points), 5 (second bullet point), 6, and 7 (second bullet point) are all new comments, although the disclosure to which has been consistent through the original S-1 filing and each of the three amendments. This is very frustrating to the Company, and has caused the Company to incur significant additional fees and costs associated with working through new staff comments sequentially over multiple comment letters, rather than being able to address all comments in one or two review-and-comment cycles. The Company anticipates seeking effectiveness for this registration statement on or about December 11, 2006, and has requested that we underscore the challenge presented when the staff raises new, unanticipated comments after each filing by the Company.

Mr. Todd K. Schiffman                                     KELLER ROHRBACK L.L.P.
November 22, 2006
Page 3

         Counsel for the underwriters and I will telephone you on Friday at 11:00 a.m. Eastern Time to discuss our concerns. If this time is not convenient for you, please leave a message for me at (206) 224-7585 with a preferred time. Thank you in advance for your consideration.

                                        Very truly yours,



                                        Thomas A. Sterken

TAS:sjm
cc:      David K. Johnson
         C.J. Voss, Esq.

                                 LAW OFFICES OF
                             KELLER ROHRBACK L.L.P.
--------------------------------------------------------------------------------
LAURIE B. ASHTON + P > C
IAN S. BIRK
STEPHEN R. BOATWRIGHT + > C
KAREN E. BOXX C
JOHN H. BRIGHT
GRETCHEN FREEMAN CAPPIO
JASON P. CHUKAS
T. DAVID COPLEY #
ALICIA M. CORBETT + > C
CLAIRE CORDON
SHANE P. CRAMER # C
ROB J. CRICHTON -
CHLOETHIEL W. DEWEESE
MAUREEN M. FALECKI !
JULI FARRIS ! /
RAYMOND J. FARROW
DANIEL S. FRIEDBERG < C
GLEN P. GARRISON S
LAURA R. GERBER
GARY A. GOTTO + > C
MARK A. GRIFFIN
AMY N.L. HANSON <
IRENE M. HECHT
SCOTT C. HENDERSON
TOBIAS J. KAMMER
RON KILGARD + > C
BENJAMIN J. LANTZ
HEIDI LANTZ
CARI CAMPEN LAUFENBERG
ELIZABETH A. LELAND
TANA LIN ? ** /
DEREK W. LOESER
DAVID R. MAJOR
JOHN MELLEN ?
ROBERT S. OVER * /
AMY PHILLIPS
LORRAINE LEWIS PHILLIPS
ERIN M. RILEY <
PAUL M. ROSNER
DAVID J. RUSSELL
MARK D. SAMSON + > C
LYNN LINCOLN SARKO / <
FREDERICK W. SCHOEPFLIN
WILLIAM C. SMART
THOMAS A. STERKEN
BRITT L. TINGLUM <
LAURENCE R. WEATHERLY
MARGARET E. WETHERALD -
AMY WILLIAMS-DERRY
MICHAEL WOERNER
BENSON D. WONG

+    ADMITTED IN ARIZONA
#    ALSO ADMITTED IN ARIZONA
!    ALSO ADMITTED IN CALIFORNIA
P    ALSO ADMITTED IN COLORADO
S    ALSO ADMITTED IN IDAHO
?    ALSO ADMITTED IN ILLINOIS
*    ALSO ADMITTED IN MARYLAND
**   ALSO ADMITTED MICHIGAN
"    ALSO ADMITTED IN NEW YORK
-    ALSO ADMITTED IN OREGON
/    ALSO ADMITTED IN WASHINGTON, D.C.
<    ALSO ADMITTED IN WISCONSIN
>    NOT ADMITTED IN WASHINGTON
C    OF COUNSEL

                                November 30, 2006

VIA FAX & U.S. MAIL

Mr. Todd K. Schiffman
U.S. Securities and Exchange Commission
Division of Corporate Finance, #7 Financial Services
100 F Street NE
Washington, DC 20549

         Re:   WSB Financial Group, Inc.
               Amendment No. 4 to Registration Statement on Form S-1 File No. 333-137038

Dear Mr. Schiffman:

         Based on our telephone conversation yesterday afternoon, we would like to supplement our letter of November 27, 2006 responding to the staff's comments, as follows:

Comment 2, first bullet point -- Business:

         We revised our description of the company's business activities in pages 21 and 56 of the Amendment, as focused "primarily on real estate lending products and supplemented by commercial banking products and services".

      REPLY TO: 1201 THIRD AVENUE SUITE 3200 SEATTLE, WASHINGTON 98101-3052
                 TELEPHONE: (206) 623-1900 FAX: (206) 623-3384

                             WWW.KELLERROHRBACK.COM

    AFFILIATED OFFICE: KELLER ROHRBACK PLC 3101 N. CENTRAL AVENUE, SUITE 1400
            PHOENIX, ARIZONA 85012 (602) 248-0088 FAX (602) 248-2822

Mr. Todd K. Schiffman                                     KELLER ROHRBACK L.L.P.
November 30, 2006
Page 2

         As disclosed in page 21 and in the table on page 41 of the Amendment, the company's levels of real estate lending activities expressed in terms of total gross loans booked, loan originations and revenues as of September 30, 2006 were as follows:

                                                                         Loans         Originations       Revenues
                                                                        -------       --------------     ----------
All Real Estate Lending                                                   93.6%             97.8%            88.0%
   o  Construction & Development                                          57.6%             39.5%               --
   o  Commercial Real Estate                                              22.6%             12.4%               --
   o  Residential Real Estate (i.e., consumer mortgage -- lending)        19.8%             45.9%            37.9%

         Therefore, while as the staff noted in comment 5 (addressed in our November 27 letter), the company's loan portfolio figures do not reflect the residential mortgage loans originated and sold by the company, we respectfully submit that characterizing the company as "a primarily mortgage-lending focused financial institution" as now requested by the staff, is inaccurate whether measured by loans, originations or revenues, and would be misleading to investors. We also note that in conducting a CRA Performance Evaluation of a bank, as stated in the report under "General Information", the purpose of the FDIC is to assess the bank's "record of meeting the credit needs of [its community], including low- and moderate-income neighborhoods". Accordingly, this report focuses on the bank's consumer lending activities, including its residential mortgage lending, and analyzes the distribution of the bank's consumer mortgage loans (referred to as "HMDA loans", because they are subject to the consumer mortgage lending information reporting law commonly known as the Home Mortgage Disclosure Act), among different income levels within each county. Unlike the company's S-1 registration statement, the FDIC report is not intended to provide an accurate description of the bank's overall lending activities, let alone its deposit activities and other banking products and services.

         We also refer you to our response to comment 4 by the staff in our letter of November 14, 2006, which included industry data and information from other recent company filings demonstrating that many other banks in the Pacific Northwest have high concentrations in real estate loans, yet all describe their banking business generally, based on the range of loans and deposits that they offer their business customers and consumers.

Comment 8 -- Underwriting:

         We revised the disclosure on page 94 of the Amendment to clarify that after the completion of the offering, the underwriter, D.A. Davidson may change the offering price and the concessions and allowances to brokers and dealers. Upon execution of the underwriting agreement, the underwriter will be obligated to purchase the shares at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms in order to liquidate its position. No variation in those terms will change the amount of proceeds to be received by the company as set forth on the

Mr. Todd K. Schiffman                                     KELLER ROHRBACK L.L.P.
November 30, 2006
Page 3


cover page of the prospectus. Therefore, we respectfully submit that the language we have added appropriately addresses the staff's concerns and that the additional disclosures requested in the second and third bullet points are not necessary.

         Please call the undersigned at (206) 224-7585 (direct) with any questions.

                                        Very truly yours,



                                        Thomas A. Sterken

TAS:sjm
cc:      Jonathan E. Gottlieb
         David K. Johnson
         C.J. Voss